FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, December 1, 2014

FAIRFAX TO ACQUIRE MALAYSIAN GENERAL INSURANCE BUSINESS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX:FFH and FFH.U) announced today that it has, through its wholly-owned subsidiary The Pacific Insurance Berhad (“Pacific Insurance”), entered into a business transfer agreement with MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) (“MCIS”) and Koperasi MCIS Berhad (“Koperasi MCIS”) pursuant to which it will acquire the general insurance business of MCIS, a Malaysian insurer.  The transaction is subject to customary closing conditions, including court approval, and is expected to close in the first quarter of 2015.

MCIS is an established life and general insurer in Malaysia with over US$55 million in gross written premiums in 2013 for its general insurance business.  On closing, the general insurance business of MCIS will integrate with Pacific Insurance and become part of the Fairfax Asia group under the leadership of Ramaswamy Athappan.

“We are thrilled to have the general insurance business of MCIS join the Fairfax group and we look forward to working with Koperasi MCIS as our new partners in Malaysia,” said Prem Watsa, Chairman and CEO of Fairfax.  “MCIS has a very strong presence in the Malaysian insurance sector and this is a great opportunity for us to expand our operations in the region.”

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                    John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946